Exhibit 99.2

(formerly Cypherpunk Holdings Inc.)

AMENDED AND RESTATED

MANAGEMENT DISCUSSION AND ANALYSIS

For the three and nine months ended June 30, 2025 and 2024

As at November 14, 2025

DISCLAIMER

The following Management’s Discussion & Analysis (“MD&A”) of the financial condition and results of the operations of SOL Strategies, Inc. formerly Cypherpunk Holdings, Inc. (the “Company” or “SOL Strategies”) constitutes management’s review of the factors that affected the Company’s financial and operating performance for the three and nine months ended June 30, 2025, and 2024. All information in this MD&A is given as of the three and nine months ended June 30, 2025 and 2024, unless otherwise indicated. All dollar figures are stated in Canadian dollars, unless otherwise indicated.

This MD&A has been prepared in compliance with the requirements of Form 51-102F1, in accordance with National Instrument 51-102 – Continuous Disclosure Obligations. This MD&A should be read in conjunction with the amended and restated interim unaudited condensed financial statements for the three and nine months ended June 30, 2025, and 2024, together with the notes thereto (the “Interim Statements”). In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. The results for the three and nine months ended June 30, 2025, are not necessarily indicative of the results that may be expected for any future period.

For the purposes of preparing this MD&A, management considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value in the common shares of SOL Strategies’ (“Common Shares”); or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. Management evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

The words “we,” “our,” “us,” “Company” and “SOL Strategies” refer to SOL Strategies, Inc. together with its management and/or employees of the Company (as the context may require).

These documents, along with additional information about SOL Strategies, are available under the Company’s profile at www.sedar.com.

AMENDED FILING NOTICE

This MD&A has been amended and re-filed together with the Company’s Interim Statements in accordance with Section 4.4 of the National Instrument 51 – 102 Continuous Disclosure Obligations. This MD&A replaces and supersedes the previously filed MD&A in respect of the same period filed on August 29, 2025. The changes to the Interim Statements are as follows:

a)	Reclassification of $23,588,748 of convertible debentures from long term to current debt.

b)	Re-allocation of $1,414,943 of convertible debentures from the liability component to $1,414,943 classification as equity within reserves, and $5,625,273 classification as a deferred tax liability.

c)	Impact of $20,156 on profit and loss as a result of accretion changes arising as a result of the above restatements.

d)	Retrospective recognition of the share consolidation described in note 24 of the Interim Statements, such that all common shares and per share amounts in the MD&A and Interim Statements have been restated to give retroactive effect to the share consolidation.

For more information, please see note 25 of the Interim Statements.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). These statements relate to future events or the Company’s future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans,” “expects,” “is expected,” “budget,” “scheduled,” “estimates,” “continues,” “forecasts,” “projects,” “predicts,” “intends,” “anticipates” or “believes,” or variations of, or the negatives of, such words and phrases, or state that certain actions, events or results “may,” “could,” “would,” “should,” “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in such forward-looking statements. The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement. These forward-looking statements may include, but are not limited to, statements relating to:

-	Our expectations regarding our revenue, expenses, operations, and future operational and financial performance;
-	Our cash flows;
-	Popularity, adoption, and rate of adoption of cryptocurrencies;
-	The rise of Solana’s increasing market share in the asset tokenization market;
-	Our future growth plans and acquisition strategies;
-	Our ability to stay in compliance with laws and regulations or the interpretation or application thereof that currently apply or may become applicable to our business both in Canada, the United States (the “U.S.”) and internationally;
-	Our expectations with respect to the application of laws and regulations and the interpretation or enforcement thereof and our ability to continue to carry on our business as presently conducted or proposed to be conducted;
-	The reliability, stability, performance and scalability of our infrastructure and technology;
-	Our ability to attract new customers and maintain existing customers;
-	Our ability to attract and retain personnel;
-	Our expectations with respect to advancement in our technologies;
-	Our competitive position and our expectations regarding competition; and
-	Regulatory developments and the regulatory environments in which we operate.

Forward-looking statements are based on certain assumptions and analysis made by us in light of our experience and perception of historical trends, current conditions and expected future developments and other factors we believe are appropriate. Forward-looking statements are also subject to risks and uncertainties which include:

-	Decline in the cryptocurrency market or general economic conditions;
-	Regulatory uncertainty and risk, including changes in laws or the interpretation or application or enforcement thereof and the obtaining of regulatory approvals;
-	We are subject to an extensive and highly evolving and uncertain regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations, or regulatory interpretation of such laws and regulations, could adversely affect our brand, reputation, business, operating results, and financial condition;
-	In connection with such laws and regulations or regulatory interpretation thereof, a particular crypto asset’s or product offering’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty and if we are unable to properly characterize a crypto asset or product offering, we may be subject to regulatory scrutiny, investigations, fines, and other penalties, and our business, operating results, and financial condition may be adversely affected;
-	Risks related to managing our growth;
-	Our dependence on customer growth;
-	The future development and growth of crypto is subject to a variety of factors that are difficult to predict and evaluate. If crypto does not grow as we expect, our business, operating results, and financial condition could be adversely affected;
-	Regulatory risk, including changes in laws or the interpretation or application thereof and the obtaining of regulatory approvals;
-	Technology and infrastructure risks;

-	Cybersecurity risks;
-	Fluctuations in quarterly operating results;
-	Competition in our industry and markets;
-	Our reliance on key personnel;
-	Our reliance on third party service providers;
-	Exchange rate fluctuations;
-	Risks related to terrorism, geopolitical crisis, or widespread outbreak of an illness or other health issue; and
-	Risks associated with acquisitions and the integration of the acquired businesses;

Inherent in forward-looking statements are risks, uncertainties, and other factors beyond SOL Strategies’ ability to predict or control. Readers are cautioned that the above does not contain an exhaustive list of the factors or assumptions that may affect the forward-looking statements and that the assumptions underlying such statements may prove to be incorrect. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results, performance, or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements. Moreover, we operate in a competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, the future events and trends discussed in this document may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. All forward-looking statements herein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. Readers are cautioned that past performance is not indicative of future performance and current trends in the business and demand for crypto assets may not continue and readers should not put undue reliance on past performance and current trends. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law. If the Company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements, unless required by law.

DESCRIPTION OF BUSINESS

SOL Strategies, Inc. is a publicly listed company incorporated in Canada under the legislation of the Province of Ontario. The registered office of the Company is located at 217 Queen St W #401, Toronto, ON M5V 0R2. Since February 4, 2019, the Company’s Common Shares have traded on the Canadian Securities Exchange ("CSE") under the symbol "HODL."

On July 9, 2024, Leah Wald was appointed Chief Executive Officer. Under Ms. Wald’s leadership, the Company pivoted its strategy to focus on the Solana blockchain ecosystem, leveraging its high-performance infrastructure and scalability. This strategic shift included becoming the first public company to focus on Solana (“SOL”) as a core balance sheet asset and operating high-performance validators on the Solana network1. The Company's mission is to not only grow the Solana on its balance sheet but to operate secure validators that leverage Solana's unmatched speed, throughput, and ecosystem to deliver long-term value for both users and investors. The Company is committed to developing unique technologies that optimize staking efficiency and accessibility, further strengthening Solana’s position as a leading blockchain for institutional and enterprise applications. The Company rebranded from Cypherpunk Holdings, Inc. to SOL Strategies, Inc. on September 9, 2024.

1 https://www.jito.network/stakenet/steward/

The most recent quarter ending June 30, 2025, represented the first full quarter that SOL Strategies, Inc. (“SOL Strategies” or the “Company”) operated all its acquired validators and was able to expand its Solana holdings through its fund-raising efforts. The Company is one of the largest Solana validator businesses2 which is unique as it allows the Company to grow its Solana treasury at a faster pace and lower cost than competitors. The Company operates 4 validators on the Solana network and generates revenue through validator commission fees and staking rewards on its SOL treasury holdings. During the quarter ended June 30, 2025, the Company operated all acquired validators for the full three-month period and expanded its Solana holdings through capital raising activities. Building on our conviction that decentralized technologies will power the next generation of financial infrastructure, we executed across multiple fronts—validator expansion, strategic acquisitions, product development, capital markets innovation, and institutional alignment. The results are not only financial in nature; they signal a maturing business that is now firmly positioned as a leader at the intersection of blockchain innovation and institutional-grade infrastructure3.

During the quarter, the Solana ecosystem grew as activity on the blockchain continues to grow significantly and places Solana as the most active blockchain4. We also announced about the potential tokenization of the Companies common shares, thereby allowing trading on the blockchain, which could position the Company to be one of the first Companies to offer its securities on the Solana network. This could be a major differentiator as most other companies that offer their securities on the blockchain are a derivative of the actual security. The value for the Company would be allowing us to directly interact with our shareholders and build long term relationships with our investor base. If significant volume is traded on the on the blockchain, the Company could directly benefit through its wholly owned validators on its owned staked treasury and making additional revenue on third party delegated Solana. This could become a flywheel effect for the Company as we grow our Solana treasury at an increased level against the competition.

As one of the largest validator operators and the first public company to pursue on-chain equity tokenization on the Solana network5, the Company continues to build essential tools, including real-time on-chain reporting, advanced staking analytics, and a non-custodial staking platform, while also supporting core development and testnet operations. SOL Strategies is not merely adapting to change; it is engineering the financial infrastructure of tomorrow.

FINANCIAL & OPERATIONAL EXECUTION:

Since adopting our Solana-focused strategy in 2024, the Company has continued to execute on its mission to build best-in-class blockchain infrastructure. As of June  30, 2025:

•	Major Validator Expansion: The strategic acquisition of Laine’s validator operations in March 2025 resulted in a material increase in our staked assets under delegation. Solana delegated to our validator operations grew from 101,200 SOL at September 30, 2024 to 3.74 million SOL by quarter-end, positioning the Company as a top 20 validator operator within the Solana ecosystem with over 1% of the entire Solana network.

•	Strategic Financing Foundation: The Company announced the potential for over US$525 million in new capital commitments to accelerate its Solana-focused strategy. This includes a US$500 million convertible note facility with an affiliate of ATW Partners—the first digital asset financing structure dedicated exclusively to acquiring and staking SOL. The Company issued an initial US$20 million tranche in May 2025, with up to US$480 million available in follow-on drawdowns, subject to conditions. In addition, the Company completed a CAD$30 million private placement with ParaFi Capital and amended its unsecured revolving credit facility with former chairman Antanas Guoga, increasing it from CAD$10 million to CAD$25 million. Additionally, since the end of the last quarter, the Company filed a preliminary base shelf prospectus with the OSC. Together with a maximum offering size of USD$150 million. Together, all these instruments provide flexible, institutional-grade financing to support continued growth.

2 https://solanabeach.io/validators (Laine + SOL Strategies + Orangefin + Cogent validators) = 19th largest out of 1000+ validators

3 SOL Strategies holds ISO 27001, SOC 2 Type 1, and SOC 1 Type 1 certifications.

4 Solana Achieves Record Throughput Exceeding 100,000 TPS

5 SOL Strategies’ validators are 19th out of 1,000+ validators on the Solana network: https://solanabeach.io/validators https://www.forbes.com/sites/digital-assets/2025/05/08/defi-pioneers-superstate-to-bring-public-equities-to-solana/

•	SOL Treasury Growth: The Company’s Solana (SOL) holdings increased from 100,763 SOL as of September 30, 2024, to 394,870 SOL and 26,440 JitoSOL as of June 30, 2025.

o	SOL Acquired: The Company purchased 309,635 SOL for total consideration of CAD$77.5 million reflecting an average price of CAD$250 per token

o	SOL Dispositions: The Company sold 43,829 SOL at an average sale price of CAD$226 per token

o	Staking Rewards: The Company earned 12,680 SOL in staking reward at an average price of CAD$233 per token

o	Validator Rewards: Through its core validator operations, the Company earned 16,681 SOL validator rewards at an average price of CAD$237 per token (Note: Excludes validator rewards earned in other cryptocurrencies and validator income earned in fiat)

o	Expenses paid in Cryptocurrencies: The Company used 833 SOL to pay expenses with a value of CAD$187,081

•	Bitcoin Divestment: In alignment with our Solana-native thesis, the Company reduced its Bitcoin holdings from 215.37 BTC as of September 30, 2023, to 0 BTC as of June 30, 2025.

KEY GROWTH PILLARS

•	Capital-Efficient Treasury Compounding: Our Validator commission revenue continues to grow, accelerating treasury growth organically without the need for additional capital investment The additional rewards earned through the Company’s validator operations enables the Company to compound treasury holdings at roughly twice organic the rate of other staking only treasury peers. This allows us to grow our SOL per Share on an accelerated basis.

•	Dual Revenue Streams: The Company has 2 distinct revenue streams. We stake our own SOL treasury (earning ~8% annually) and operate validators with over 3.74M SOL delegated by third parties. Validator revenue is ~0.7% of the total delegated stake, which, relative to our treasury size, is equivalent to earning an additional ~8% on the treasury itself.

•	Robust Liquidity Position: As of the reporting date, the Company maintains over $93.3 million in liquidity. This financial strength enables the Company to acquire additional SOL for staking, further build out validator infrastructure, and continue investing in technological innovation within the Solana eco-system. Our ability to deploy capital dynamically in response to market conditions ensures we remain agile and opportunistic across cycles. The Company’s expected yield on staked SOL remains competitive, with published rates between 7-9% APY, according to publicly available data from Stakewiz.com.

•	Scalable, High-Margin Infrastructure: The Company operates a scalable and efficient validator network with minimal incremental costs. This high-margin business model generates reliable recurring revenue and positions the Company as a critical infrastructure provider within Solana’s expanding ecosystem.

•	Technology Innovation: At the core of SOL Strategies’ mission is a commitment to building intelligent, intuitive, and scalable staking tools. From real-time yield calculators to seamless wallet integrations, our proprietary suite of products—including the widely used Stakewiz.com platform and our non-custodial staking mobile app—enhance user experience and drive organic growth. We continue to invest in next-generation infrastructure that supports institutional and retail participation in the Solana ecosystem.

•	Institutional-Grade Security and Compliance: Maintaining the highest standards in compliance and cybersecurity is central to our operating philosophy. The Company completed SOC 1 and SOC 2 Type I audits, alongside the already existing ISO 27001 certification, reflecting the firm’s proactive approach to meeting institutional expectations. These frameworks are designed to ensure secure, transparent, and reliable operations—critical for gaining and maintaining trust among institutional stakeholders and regulatory bodies alike.

As the first publicly traded company in North America solely focused on the Solana blockchain, SOL Strategies is at the intersection of traditional capital markets and decentralized infrastructure. We are not only offering exposure to the Solana ecosystem, we are actively operationalizing it. Through our expanding validator network, growing treasury, proprietary software platforms, and institutional partnerships, we provide a differentiated and compliant pathway for investors to participate in the future of digital finance.

The acceleration of institutional interest in digital assets, coupled with macro-level shifts toward programmable, tokenized finance, provides an opportunity for SOL Strategies to be a critical enabler of this market transition6. Our infrastructure supports the practical deployment of real-world asset tokenization, next-generation DeFi, and on-chain financial primitives that will power tomorrow’s capital markets.

By combining disciplined execution, forward-looking capital allocation, and close alignment with Solana’s ecosystem growth, we are committed to building the premier platform for institutional grade blockchain infrastructure. Our long-term goal remains unchanged: to create enduring value for our shareholders while helping architect the decentralized financial rails of the future.

VALIDATOR OPERATIONS AND STAKING REVENUE

SOL Strategies earns income through the operation of validator nodes and by staking its own SOL tokens alongside those delegated by third-party participants. These activities constitute the core of our infrastructure revenue model:

•	Validator Acquisition and Growth: The Company has acquired and operates multiple high-performance validators. As of June 30, 2025, 3,745,116 SOL with a value of CAD$785.8 million, were staked at the Company’s Validators, of which 392,283 SOL were owned by the Company. This represents an increase of 2,175,903 SOL (138%) of SOL delegated to its Validators since the end of Fiscal 2024. These Validators are optimized for scalability, high availability, and competitive yields, ensuring operational efficiency and strengthening SOL Strategies’ role in supporting Solana’s network growth.

•	Revenue Growth from Staking: As at June 30, 2025, 392,668 of the Company’s SOL holdings, were exclusively staked to its own high-performance Validators. Additionally, the Company holds 26,440 JitoSOL, a liquid staking token, that also generates staking revenue. This marks a significant increase from the 101,200 SOL staked as of September 30, 2024, reflecting a 288% increase in SOL staked by the Company. The SOL staked to the Company’s validators during the nine months ended June 30, 2025, generated staking income of 12,680 SOL, an annualized staking yield of approximately 7% on a SOL-on-SOL basis.

•	Validation Revenue: During the three-month period ended June 30, 2025, the Company’s Validators generated income of 8,792 SOL (2024 – nil), valued at $1.8 million. The Company also had other income of $139,730 and incurred operating expenses of $193,623, resulting in net income of $1.75 million for the period. During the nine-month period ended June 30, 2025, the Company’s Validators generated income of 16,454 SOL (2024 – nil), valued at $4.0 million. In addition, the Company had other income of $279,974 and incurred operating expenses of $378,076, resulting in net income of $3.86 million from its validator operations. More than 50% of the Company's year to date validator income was earned in the third quarter of fiscal 2025.

6 FT: Fund management needs to make digital shift

•	Treasury SOL Equivalent of Validator Operations:

o	mNAV: Multiple of net asset value (“mNAV”) is a standard approach used by investors and analysts to assess the relative value of publicly traded cryptocurrency companies. This measure is typically based only on treasury assets, without reflecting delegated tokens. However, for companies operating Validators, this approach understates economic value. To allow a more accurate comparison with peers, the Company believes it is appropriate to utilize a “Treasury SOL Equivalent,” which converts the SOL delegated to its Validators into an equivalent Treasury holding, using the same staking yield realized by the Company on its Treasury SOL. This amount is then combined with the Company’s Treasury SOL when determining mNAV.
o	Validator Net Income: For the three-month period ended June 30, 2025, the Company’s Validators generated income equivalent to 502,236 SOL, based on a 7% annual staking yield and the 3rd quarter 2025 validator income earned by the Company on a SOL basis. Calculated as : Treasury SOL Equivalent = ( 8,789 ÷ 7%) x 4 = 502,236. The value of the Treasury SOL Equivalent, based on the Solana closing price at June 30th 2025 is $106 million (502,236 SOL x $154.7 USD/SOL x 1.3643 CAD/USD).
o	Combined Treasury SOL and Treasury SOL Equivalent: The Companies combined treasury SOL and Treasury SOL equivalent to a total is 894,683 SOL
o	Efficient Capital Deployment: The combined cost of the Company’s Validator assets was $76.6 million, representing a $30 million discount to the $106 million notional cost of the Treasury SOL Equivalent as of June 30, 2025.
o	Attractive Economics: By operating Validators directly, the Company captures returns on invested capital than buying and holding SOL passively for staking.
o	Growth Outlook: Management expects Validator income to continue increasing, driven by:

▪	Additional SOL delegated to the Company’s Validators,
▪	Expanding activity on the Solana ecosystem, and
▪	Potential appreciation in the price of SOL.

The following table presents the growth of the Company’s staking and validating business since its inception in late June 2024:

	Three months ending
	June 30,	Sep 30,	Dec 31,	March 31,	June 30,
	2024	2024	2024	2025	2025

	Expressed in Solana
Solana delegated to Company validators (end of period)	-	101,763	1,569,214	3,390,304	3,745,116
Validator rewards (net)	-	(11)	1,966	5,926	8,789
Solana staked by the Company (end of period)	32,206	101,200	137,534	265,295	392,668
Staking rewards	4	1,427	2,597	3,812	6,271
	Expressed in Canadian Dollars
Solana delegated to Company validators (EOP, $000's)	$-	$20,800	$424,000	$607,873	$749,632
Validator income (CDN$, net)	$-	$(10,830)	$520,458	$1,589,700	$1,746,427
Solana staked by the Company (EOP, (EOP, $000's)	$6,457	$20,857	$45,823	$47,567	$82,875
Staking rewards (CDN$)	$802	$286,750	$724,391	$937,764	$1,293,856

Technical Performance Achievements:

SOL Strategies’ validator business remains a high-margin revenue engine, underpinned by industry-leading performance7 and continuous optimization. During Q3 2025, our infrastructure continued to outperform key network benchmarks:

7 Orangefin ranks 3rd in APY (https://www.jito.network/stakenet/steward/

•	100% Uptime: Laine achieved 100% uptime during the second quarter, supporting network reliability and consistent rewards generation.
•	8.32% Average APY: Orangefin outperformed the network average (7.78%) through performance tuning and infrastructure enhancements, delivering superior returns to delegators and attracting deals such as our Ark Invest, Neptune, and DigitalX agreement.
•	Solana Mobile Validator: We launched the first ever mobile app dedicated to Solana native staking on iOS, Android, and Solana Mobile.
•	Firedancer Deployment: Early adoption of the Firedancer validator client on two nodes reinforces our infrastructure leadership and positions us to benefit from future throughput improvements.

These metrics reinforce the strength of validator operations as a recurring revenue stream and a strategic pillar of our Solana-native platform. As institutional interest in staking continues to grow, we are well-positioned to scale both our footprint and rewards-driven revenue model.

PROPRIETARY TECHNOLOGY AND INFRASTRUCTURE INNOVATION

SOL Strategies continues to invest in technology to deliver scalable, performant, and user-centric solutions across the staking and validator landscape:

•	Retail Staking App: Launched on Solana’s dApp Store as well as the Apple App Store and Google Play, the Orangefin mobile app is the first mobile app ever launched dedicated to native staking on Solana.
•	Stakewiz.com Analytics Platform: Acquired through the Laine transaction, Stakewiz.com is a widely used data platform within the Solana staking community, providing real-time validator performance metrics, network analytics, and staking education tools.
•	Yield Optimization: Leveraging its technical expertise within the Solana ecosystem, SOL Strategies operates a modified version of the Solana validator client on select nodes. This implementation enables enhanced yield performance for delegators, delivering superior returns compared to competing validators—even in cases where commission rates are identical.
•	Automation Platform: SOL Strategies has developed a proprietary automation platform that streamlines the management of its Solana validator fleet. This operational efficiency has supported strategic partnerships, including with Pudgy Penguins, and reinforces the Company’s ability to scale securely and reliably. Further details are outlined in a Company-published technical blog post.
•	Dune Dashboard: Given that the majority of the Company’s revenue is derived directly from on-chain activity, SOL Strategies developed a public-facing dashboard providing daily, unaudited insights into its blockchain-based revenue. This tool enhances transparency by offering stakeholders near real-time visibility into the key performance metrics that drive the Company’s operational and financial outcomes.
•	White Label Validators: As a trusted validator operator on the Solana network, we now run two white label validators for Pudgy Penguins (PENGU) and Solana Mobile that result in additional revenue for the company. The Solana Mobile validator is the default validator for the new Seeker mobile phone which has received over 150,000 pre-orders.

These tools support our broader strategic goal: to operationalize and democratize participation in decentralized capital markets.

INSTITUTIONAL PARTNERSHIPS

SOL Strategies both added as well as maintained partnerships with the following institutional stakeholders. Since September 30, 2024 to current, we have partnered with the following institutional partners:

•	BitGo: SOL Strategies was selected as a preferred validator for BitGo’s institutional staking platform, providing access to a growing network of high-quality delegators seeking reliable, secure Solana staking infrastructure.

•	Tetra Trust: As Canada’s first licensed digital asset trust company, Tetra Trust integrated Sol Strategies as an approved staking provider. This enables institutional clients of Tetra to delegate directly to our validators through a trusted custody solution.
•	Neptune Digital Assets (TSXV: NDA): In February 2025, Sol Strategies entered into a strategic partnership with Neptune Digital, establishing a shared-revenue validator relationship that enhances yield while preserving the decentralization and integrity of the Solana network.
•	DigitalX (ASX: DCC): This integration, facilitated through BitGo, marked one of the largest institutional staking mandates in the Asia-Pacific region and underscored Sol Strategies’ credibility in delivering consistent validator performance.
•	Pudgy Penguins: In a notable expansion of our white-label validator program, we were selected to operate a dedicated validator for Pudgy Penguins, a premier Web3 brand. This collaboration signals the growing crossover between NFT communities and staking infrastructure, and reflects the trust placed in Sol Strategies to support brand-aligned staking experiences.
•	Ark Invest Digital Asset Fund: On July 28, 2025 SOL Strategies announced that ARK Invest’s Digital Asset Revolutions Fund selected SOL Strategies as its Staking Provider. This is a major milestone for the Company in working with one of the most prestigious ETF asset management companies in the United States.
•	Solana Mobile - In August, 2025, the Company announced the launch of its white label validator

Together, these partnerships signal a shift in our distribution model toward one that mirrors the institutional reach of traditional prime brokerage services—built on performance, transparency, and trust.

CAPITAL MARKET EXPANSION AND STRATEGIC FINANCING

SOL Strategies undertook multiple capital markets initiatives in Q2 as well as recently to enhance flexibility and position the Company for long-term value creation:

•	Nasdaq U.S. Listing: SOL Strategies has initiated the process for a U.S. Nasdaq listing to enhance market visibility and expand access to institutional investors. Significant progress has been made toward meeting the necessary regulatory and listing requirements, reflecting our commitment to scaling the Company’s presence in U.S. capital markets. On August 5, 2025, the Company executed a stock consolidation to ensure the Company met the NASDAQ price requirement. The commencement of trading remains subject to approval from NASDAQ.
•	Preliminary Base Shelf Prospectus: The Company filed preliminary base shelf prospectus with the OSC with a maximum offering size of USD$150 million.
•	US$500 million convertible note facility from ATW Partners: On April 23, 2025, SOL Strategies announced a landmark convertible note facility of up to US$500 million with an affiliate of ATW Partners, representing the first digital asset financing structure exclusively dedicated to acquiring and staking Solana (SOL) tokens. Under the agreement, SOL Strategies issued convertible notes in the principal amount of US$20 million as an initial tranche on May 1, 2025, with additional capacity of up to US$480 million available in follow-on drawdowns, subject to certain conditions. This financing structure is the first of its kind in the digital asset space, reinforcing our leadership in aligning blockchain infrastructure with institutional capital.
•	$30 million convertible debenture private placement:

o	On January 16, 2025, the Company announced the completion of its private placement financing of $27.5 million (the "Private Placement"), by ParaFi Capital.
o	On January 24, 2025, the Company added an additional 2.5mm to the announced round on January 16, 2025 making the total round $30 million.

•	$25 million Credit Facility: On January 6, 2025, the Company amended its credit facility agreement with Antanas Guoga, the Company's Former Chairman increasing the unsecured, revolving demand credit facility from $10 million to $25 million, to be used exclusively for the purchase of Solana tokens.

Enhanced Investor Relations and Market Liquidity

SOL Strategies achieved higher trading volumes on both the CSE and OTC markets, reflecting growing investor interest. The Company maintained active investor communication through multiple channels. Effective February 25, 2025 SOL Strategies engaged ICR, LLC (“ICR”) to provide certain investor relations services to the Company, including preparations for earnings reports, messaging development and execution, analyst engagement, investor targeting, which may include the distribution of information relating to the Company through digital, email and influencer marketing, development of investor relations infrastructure and best practices, and the provision of market research and intelligence. Additionally, the Company engaged Proconsul Capital, Ltd. to strengthen investor communication and outreach.

ACQUISITIONS AND STRATEGIC INVESTMENTS INFORMATION

The following acquisitions and investments have taken place since September 30, 2024:

OrangeFin Validators Acquisition

On December 31, 2024, the Company acquired three Validators operating in the Solana, Solana Testnet, and Arch Testnet networks, and certain assets related to the Validators from Orangefin Ventures LLC (“Orangefin”), a blockchain infrastructure company specializing in validator operations and staking services for consideration of (i) 750,000 USDC on closing, (ii) the issuance of 62,952 Common Shares at a deemed value of $17.12 per share on closing, and (iii) US$5,000,000 in additional Common Shares (valued at the trading price per Common Share at the time of issuance), to be issued in six equal tranches every six months over a period of three years from closing.  In addition to the acquisition of Validators, Max Kaplan, founder of Orangefin Ventures, has joined as the Company's new Head of Staking.

ParaFi Private Placement

On January 16, 2025, the Company announced the completion of its private placement financing of $27.5 million (the "Private Placement"), by ParaFi Capital (https://parafi.com/), a leading global blockchain investment firm. The proceeds from the Private Placement will be used to increase the Company's SOL treasury holdings, for organic and inorganic expansion of its revenue-generating validator operations, as well as general working capital purposes.

The Private Placement consisted of unsecured convertible debenture units ("CD Units") for gross proceeds of $27.5 million. Each CD Unit consists of one debenture ("Debenture") with a principal amount of $1,000, and 50 common share purchase warrants (each, a "Warrant"). Interest on the Debentures accrues at a rate of 2.5% per annum, payable semi-annually in cash or Common Shares and the Debentures are convertible at any time into Common Shares of the Company at $20 per Common Share. Each Warrant entitles the holder thereof to purchase one (1) Common Share of the Company at an exercise price of $20 per Common Share, exercisable at any time on or before January 16, 2030. The Debentures are redeemable in cash after the three-year anniversary of the closing of the Private Placement at 112% of the principal value, plus accrued and unpaid interest. Any Common Shares issued on the conversion of the Debentures, the interest thereon, or upon exercise of the Warrants are subject to restrictions on trading until the date that is four months and a day following the closing date of the Private Placement.

On January 24, 2025, the Company completed a second tranche private placement of $2.5 million with updated terms reflecting the Company’s improved market position. The second tranche was based on a $37.28 conversion and warrant exercise price. This brought the total gross proceeds received pursuant to private placement financing to $30 million.

Laine Acquisition

During the six months ended March 31, 2025, the Company acquired the Stakewiz Assets for consideration paid at closing of $5,000,000 cash, 625,000 common shares priced at $24.00 per share, and 562,500 common share purchase warrants (each, a “Warrant”). The Warrants vest monthly in substantially equal tranches over 36 months, and each Warrant entitles the seller to purchase one common share of the Company at a price of $23.84 per share for a period of 36 months from its respective vesting date. The Company is also required to issue 625,000 common shares on March 17, 2026 at a deemed price of $24.00 per share (the “Stakewiz Obligation”)

The Laine validator had 1.5 million SOL ($317 million) delegated to it as of March 6, 2025. This acquisition increased SOL Strategies' total staked SOL to 3,351,617 SOL across its validator operations, representing a 102% increase from February 2025. Michael Hubbard, founder of Laine, joined SOL Strategies as Chief Strategy Officer, bringing extensive expertise in validator operations, blockchain infrastructure, and decentralized network analytics.

ATW Investment

On April 23, 2025, SOL Strategies announced a convertible note facility of up to USD$500 million with an affiliate of ATW Partners, representing the first digital asset financing structure exclusively dedicated to acquiring and staking Solana (SOL) tokens. SOL Strategies issued convertible notes in the aggregate principal amount of USD$20 million as an initial tranche on May 1, 2025, with additional capacity of up to USD$480 million available in follow-on drawdowns, subject to certain conditions.

During the nine months ended June 30, 2025, the Company issued 145,200 Common Shares on the conversion of USD $2,710,000 ($3,754,891) of Note principal, leaving USD $17,290,000 ($23,588,748) of principal remaining on the initial tranche.

Proceeds used to purchase SOL tokens will be staked on validators operated by SOL Strategies, with staking yield shared with note holders. This structure strengthens the Company’s validator business and generates immediate yield.

LONG-TERM INCENTIVE PLANS

The Company has a stock option plan (the “Plan”) in place under which it is authorized to grant options to acquire Common Shares of the Company to directors, officers, consultants, and other key employees of the Company. The number of Common Shares subject to options granted under the Plan is limited to 10% in the aggregate of the number of issued and outstanding Common Shares of the Company at the date of the grant of the award. The exercise price of any option granted under the Plan may not be less than the fair market value of the common shares at the time the option is granted, less any permitted discount. Options issued under the Plan may be exercised during a period determined by the Company’s board of directors which cannot exceed five years. The plan does not require any vesting period, and the Company’s board of directors may specify a vesting period on a grant-by-grant basis.

FUNDING

We believe our operating activities will continue to generate adequate cash flows to fund normal operations. We continually evaluate opportunities for us to maximize our growth of our Solana holdings and further enhance our strategic treasury position. We also continue to evaluate acquisitions, strategic alliances, and joint ventures involving all types and combinations of equity, and acquisition alternatives. As a result, we may choose to raise additional funds to support those strategic initiatives.

HIRING

Additions to the SOL Strategies team since Fiscal 2024 include the following:

Max Kaplan, Head of Staking on December 31, 2024 and Chief Technology Officer on January 30, 2025. Mr. Kaplan is the founder of Orangefin Ventures, which was acquired by the Company on December 31, 2024. Prior to founding Orangefin, Max was senior director of Engineering at Kraken.

Doug Harris, Chief Financial Officer. Mr. Harris joined the Company as Chief Financial Officer on a full-time basis on January 1, 2025. Doug joined the Company as a part-time CFO in April 2021. Doug Harris is a Chartered Accountant (CPA, CA) and Chartered Business Valuator (CBV) with over 20 years of experience in finance. His expertise spans corporate finance, accounting, private equity, and M&A, with involvement in over $2 billion worth of transactions.

Andrew McDonald, Director of Operations. Mr. McDonald joined the Company on January 21, 2025. Andrew was previously the Chief Operating Officer of Bitaccess Inc. a Canadian SaaS company serving the Bitcoin ATM industry. Andrew helped to guide Bitaccess through an acquisition and oversaw its growth to be one of the world’s largest Bitcoin ATM software providers.

Michael Hubbard, Chief Strategy Officer: Mr. Hubbard joined SOL Strategies as Chief Strategy Officer on March 17, 2025, through the Laine acquisition. Michael brings extensive expertise in validator operations, blockchain infrastructure, and decentralized network analytics as the founder of Laine and Stakewiz.com.

LEADERSHIP TRANSITION

On July 21, 2025 Mr. Tony Guoga resigned as Chairman of the Board and transitioned to the role of Strategic Advisor. Concurrently, Mr. Luis Berruga was named Chairman. Mr. Berruga was appointed as an independent Director on March 3, 2025 bringing over 20 years of expertise and leadership in global ETF markets and traditional finance. Mr. Berruga’s extensive experience in ETFs and asset management is expected to provide critical insights and business development opportunities as SOL Strategies continues its growth trajectory and advances the development of its institutional Solana Staking platform.

This was part of a series of board changes designed to accelerate the Company’s growth strategy, strengthen corporate governance, and enhance its board of directors’ (the “Board”) depth of expertise. The new Board members bring significant industry expertise, deep capital markets experience, and global relationships that are expected to enhance operational execution, expand market reach, and reinforce the Company’s position as a key participant in the Solana ecosystem. The Company welcomes José Manuel Calderón and Michael Hubbard, as new directors.

On January 30, 2025, Mr. Mohammed Adam resigned as director and Chief Investment Officer of the Company due to personal circumstances. The acting Chief Economist assumed his roles and responsibilities.

Solana Staking and Solana Validator Operations Risk Subsequent to September 30, 2024

Subsequent to September 30, 2024, SOL Strategies has acquired three Solana validators and now operates six high-performance validators on the Solana network, three of which are 100% owned by the Company, one 78% owned, and two of which are part of our white label validator program. As a result of those acquisitions, the Company’s validator and Solana staking businesses have developed significantly since the end of the fiscal year ended September 30, 2024, which businesses are subject to their own risk factors, including those described below.

Risks related to validator operations

The Company expects that subsequent to the year ended September 30, 2024, a significant portion of the revenue generated by the Company will come from the awards realized by managing the Validators and by staking its own assets to such Validators. There is a risk that fewer third-party Solana holders delegate their Solana to SOL Strategies’ Validators, resulting in fewer awards and lower yields to the Company.

Risks related to Staking Operations

The Company operates five Solana Validators, three of which were acquired subsequent to the year ended September 30, 2024, and four of which operate in the Solana network, and as such the Company earns crypto token rewards for processing transactions and securing crypto networks. Additionally, the Company operates two validators on the Sui network. The Company expects to, in large part, stake its crypto token rewards to its Validators. The Company’s decision to stake an individual crypto token depends on a combination of network quality, network liquidity and expected staking compensation, the percentage of which varies from token to token. The compensation percentage is determined by a combination of a network’s natural inflation rate, the transaction fees generated on the network, a token’s price, and the percent of total tokens being staked. As such, the Company’s compensation percentage may fall temporarily due to a short-term decline in transaction volume or an increase in the percent of crypto tokens being staked. The Company has no control over the compensation percentages of the various crypto tokens it chooses to stake, and the compensation percentage may fall below expected levels temporarily or permanently. The compensation percentage is expected to decrease as sector activity increases and more crypto tokens are invested in specific tokens. Staking revenues could decrease to a level that materially and adversely affects the Company’s staking assets and staking strategies, the value of its staking assets and the value of any investment in the Company.

Overall Performance

The Company’s financial performance during the nine months ended June 30, 2025, was affected by the increase in SOL prices during this quarter . Solana traded at US$125 per token at the beginning of the period, peaking at US$187 in the May 2025, with a low of $91 in April 2025, and then closing out the period at US$155 with an average price of USD$149 (source:www.coinlore.com ). On a fiat basis, this resulted in an unrealized gain of $9.1 million on the Company’s SOL holdings and higher revenue from staking and validator operations in the period; on a SOL basis staking rewards and validator income also increased during the period (see table and commentary above). We note that SOL prices have increased significantly since June 30, 2025, trading at over US$209 per token in the middle of August 2025.

Despite the challenges caused by volatility in SOL prices, the Company realized a positive EBITDA of $6.4 million for the nine months ended June 30, 2025.

The financial highlights for the nine months ended June 30, 2025 (compared to the nine months ended June 30, 2024 for income items or September 30, 2024 for balance sheet items) are as follows:

•	Adjusted EBITDA $6.4 million (2024 - $1.2 million), see non-IFRS financial measures below

•	Net loss of $9.8 million (2024 - net income of $1.1 million ) including:

○	Staking and validating income of $6.8 million (2024 - $nil)

○	Realized gain on cryptocurrencies of $3.9 million (2024 - $ nil)

•	Total comprehensive loss of $23.8 million (2024 – total comprehensive income of $13.4 million)

•	Cryptocurrency holdings of $90.2 million at June 30, 2025 (September 30, 2024 - $25.6 million) including:

○     394,870 SOL with a market value of $83.3 million (September 30, 2024 – 100,763 Sol with a market value $20.8 million) and 26,440 JitoSOL with a market value of $6.7 million (September 30, 2024 – nil)

•	Cash position of $3.1 million (September 30, 2024 - $1.8 million)

•	Intangible assets (SOL validators) of $70.0 million (September 30, 2024 - $nil)

•	Total assets at June 30, 2025 of $164.3 million (September 30, 2024 - $28.9 million)

•	Shareholders’ equity of $100.7 million (September 30, 2024 - $26.7 million)

RESULTS OF OPERATIONS

Selected Quarterly Information

The selected quarterly information below summarizes the financial information for the last eight quarters.

	Jun-25	Mar-25	Dec-24	Sep-24	Jun-24	Mar-24	Dec-23	Sep-23

	$ millions, except per share amounts
Income (loss) before taxes	(8.13)	(5.98)	4.39	7.29	(1.50)	(0.24)	2.64	(2.72)
Tax Recovery (expense)	(0.05)	1.16	(1.16)	(1.58)	-	-	-	0.03
Income (loss) for period	(8.18)	(4.82)	3.23	5.71	(1.50)	(0.24)	2.64	(2.69)
Net income (loss) per share (diluted)	$(0.40)	$(0.24)	$0.16	$0.31	$(0.08)	$-	$0.16	$(0.24)
Total comprehensive income (loss)	0.94	(32.54)	7.83	(10.27)	4.95	7.74	6.93	(3.45)
Total assets	164.28	124.91	74.63	28.90	28.90	31.34	26.72	17.05
Net book value	100.74	84.68	60.20	26.72	26.70	31.17	28.90	16.83

Comparison of the three months ended June 30, 2025 to the three months ended June 30, 2024

The total comprehensive income of $0.94 million in during the three months ended June 30, 2025 compared to $5.0 million comprehensive income in the previous period, mainly due to:

•	Validation services income of $1.75 million (2024 - $nil)

•	Staking rewards of $1.29 million (2024 - $nil)

•	Operating expenses of $10.7 million (2024 - $0.4 million) for the period, mainly due to the following:

-	Stock-based compensation to $1.8 million (2024 - $43,758)

-	Amortization expense to $4.0 million (2024 - $15,818), due to the amortization of the purchase of approximately $76.3 million of intangible (validator) assets that commenced in November 2025

-	Transaction costs on the convertible debt financing were $2.4 million (2024 - $nil)

-	Professional fees to $0.8 million (2024 - $0.1 million), mainly due to higher legal expenses associated with the acquisition of intangible (validator) assets and the convertible debenture financings

-	Interest expense to $1.2 million (2024 - $nil), due to interest on the credit facility and convertible debentures

-	Investor relations to $0.2 million (2024 - $nil) due to investor relations and marketing activities initiated in fiscal 2025

-	Provision for income tax expense of $49 thousand (2024 - $nil) due to small adjustments after paying the $1.5M balance owing from September 30, 2024.

-	Unrealized gain on cryptocurrencies of $9.1 million in the third quarter 2025 (2024 - $6.5 million) due to increase in SOL prices during the third quarter of fiscal 2025 (USD$149) compared to the second quarter of fiscal 2025 (USD$125) and the Company’s larger cryptocurrency holdings during the third quarter of the fiscal 2025 ($90.2 million) compared to the third quarter of fiscal 2024 ($16.5 million).

Comparison of the nine months ended June 30, 2025, to the nine months ended June 30, 2024

Total comprehensive loss of $23.8 million in during the nine-month period ended June 30, 2025 compared to total comprehensive income of $11.9 million, mainly due to:

•	Validation services income of $3.9 million (2024 - $nil)

•	Staking rewards of $3.0 million (2024 - $nil)

•	Realized gain on the disposition of cryptocurrencies of $3.9 million in 2025 (2024 - $nil)

•	Operating expenses of $20.5 million (2024 - $0.7 million), an increase of $19.8 million, mainly due to the following:

-	Stock-based compensation of $5.7 million (2024 - $81,834)

-	Amortization expense of $6.5 million (2024 - $23,727), due to amortization of the purchase of approximately $76.3 million of intangible (validator) assets in fiscal 2025

-	Professional fees to $2.1 million (2024 - $146,322), mainly due to higher legal expenses associated with the acquisition of intangible (validator) assets, the Nasdaq listing, and the convertible debenture financings

-	Transaction costs on the convertible debt financing were $2.4 million (2024 - $nil)

-	Interest expense to $1.9 million (2024 - $nil), due to interest on the credit facility and convertible debentures in 2025

-	Investor relations to $0.5 million (2024 - $nil) due to investor relations and marketing activities initiated in fiscal 2025

-	Unrealized loss on cryptocurrencies of $14.0 million in 2025 (2024 – unrealized gain of $10.7 million), a $26.3 million decrease in income due to a significant drop in SOL prices during the second quarter of fiscal 2025.

Comparison of the balance sheet as at June 30, 2025, to the balance sheet as at September 30, 2024

Total assets of $164.3 million compared to $28.9 million, a $135.4 million increase, mainly due to:

-	Cryptocurrencies increased to $90.3 million ($25.6 million at September 30, 2024), and

-	Intangible assets increased to $70.0 million ($nil at September 30, 2024), due to the acquisition of the Cogent, OrangeFin and Laine (Stakewiz) validator assets in 2025.

Total liabilities increased to $63.5 million (September 30, 2024 - $2.2 million) an increase of $61.3 million, mainly due to:

-	Financial liabilities of $5.2 million (September 30, 2024 - $nil) where $2.2 million was allocated to the current liabilities, representing the estimated present value of the remaining future common share issuances for the OrangeFin validator asset purchase

-	Credit facility of $16.2 million (September 30, 2024 - $nil) from a related party financing in fiscal 2025,

-	Deferred tax liability of $5.6 million relating to the equity component of the convertible debentures (September 30, 2024 - $399,406), and

-	Debt component of the convertible debentures of $34.8 million at June 30, 2025 relating to the convertible debenture financings with gross proceeds totalling $57.2 million (September 30, 2024 - $nil)

Net book value of $100.7 million (September 30, 2024 - $26.7 million) an increase of $74 million, mainly due to:

-	Capital stock of $62.6 million (September 30, 2024 - $17.3 million) mainly due to $17.5 million of share issued for validator asset acquisitions and the exercise of warrants ($9.0 million cash plus $4.8 million transferred from reserves) and options ($1.5 million cash plus $1.1 million transferred from reserves)

-	Reserves of $69.7 million (September 30, 2024 - $17.3 million), mainly due to $5.7 million of stock-based compensation during the nine months ended June 30, 2025, $7.4 million of warrants and $37.3 million of future common share issuances; related to the Cogent, OrangeFin and Stakewiz validator asset acquisitions, net of $3.7 million transferred to capital stock upon scheduled share issuances pursuant to the validator asset acquisitions. In addition, $14.5 million of reserve value additions related to the equity component of the $57.2 million (gross proceeds) of convertible debenture financings during 2025

-	Accumulated other comprehensive loss of $11.5 million (September 30, 2024 – accumulated other comprehensive income of $2.5 million) mainly due to the decrease in SOL prices during the second quarter of 2025

Non-IFRS financial measures

The Company collects and analyzes operating and financial data to evaluate the health of our business, allocate our resources and assess our performance. In addition to net income, total comprehensive income, and other results under IFRS, at this time the Company utilizes Adjusted EBITDA. We believe this non-IFRS financial measures provides useful information to investors and others in understanding and evaluating our financial condition, as well as providing a useful measure for period-to-period comparisons of our business performance. Moreover, non-IFRS financial measurements are key measurements used by our management internally to make operating decisions, including those related to operating expenses, evaluate performance, and perform strategic planning and annual budgeting. However, this non-IFRS measure is presented for supplemental informational purposes only, should not be considered a substitute for or superior to financial information presented in accordance with IFRS and may be different from similarly titled non-IFRS measures used by other companies.

The following presents a reconciliation of net loss, the most directly comparable IFRS measure, to Adjusted EBITDA:

	Three Months Ended		Nine Months Ended
	June 30,		June 30,
Non-IFRS Financial Measures	2025	2024	2025	2024
Adjusted EBITDA
(Loss) income before taxes	$(8,150,702)	$(1,497,247)	$(9,749,279)	$1,144,756
Add back:
Foreign exchange (gain) loss	(139,484)	(119,636)	(187,738)	(75,419)
Accretion	(300,491)	-	(184,974)	-
Amortization	4,000,929	15,818	6,592,846	23,727
Non-cash interest expense	1,161,443	-	1,863,571	-
Share based compensation	1,843,959	43,758	5,692,950	81,834
Transaction Costs (ATW Debenture Financincing)	2,380,272	-	2,380,272	-
Adjusted EBITDA	$795,926	$(1,557,307)	$6,407,648	$1,174,898

Financial and Capital Management

Outstanding Share Data

At June 30, 2025(1)
Common shares outstanding:	21,721,610
Options to purchase common shares:	666,124
Restricted share units	6,250
Warrants:	1,552,042

At November 14, 2025(1)
Common shares outstanding:	27,570,801
Options to purchase common shares:	743,977
Restricted share units:	181,714
Warrants:	5,932,042

(1)            Reflects the 1 for 8 share consolidation that occurred on August 5, 2025.

Cash Flow

For the nine months ended June 30, 2025, cash and cash equivalents increased by $1.4 million (2024 - $6.6 million) to due to $83.9 million of net cash from financing activities (2024 - $0.9 million cash used) where $74.5 million of net cash was used in investing activities (2024 - $7.8 million cash inflow due to sale of investments and cryptocurrencies). In addition, the cash used in operating activities during 2025 was $8.1 million (2024 - $0.3 million) including $1.5 million in CRA payments and $3.9 million realized gain on cryptocurrencies(2024 -$nil).

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements as of June 30, 2025, and as at the date of this MD&A.

RELATED PARTY DISCLOSURES

During the nine months ended June 30, 2025, the Company paid $15,293, (2024 - $90,000) for consulting services provided by the chairman (Antanas Guoga). At June 30, 2025, there is $nil (2024 - $30,000) of accounts payable to this related party. During 2025, this individual provided a $25 million dollar credit facility to the Company, of which $16.2 million had been advanced as at June 30, 2025 (see note 11 of the Interim Statements). Subsequent to June 30, 2025, the Company announced on July 21, 2025 in a press release that this individual stepped down from being chairman of the board to a strategic advisor.

During the nine months ended June 30, 2025, the Company paid $8,000 (2024 - $nil) in directors fees to a director (Luis Berruga). At June 30, 2025, there is $nil(2024 - $nil) of accounts payable to this related party. Subsequent to June 30, 2025, the Company announced on July 21, 2025 in a press release that this individual was appointed as chairman of the board.

During the nine months ended June 30, 2025, the Company paid $18,000 (2024 - $15,000) in directors fees to a director (Rubson Ho). At June 30, 2025, there is $nil (2024 - $nil) of accounts payable to this related party.

During the nine months ended June 30, 2025, the Company paid $18,000 (2024 - $nil) in directors fees to a director (Ungad Chadda). At June 30, 2025, there is $nil (2024 - $nil) of accounts payable to this related party.

During the nine months ended June 30, 2025, the Company paid $42,463 (2024 - $62,641) for consulting services provided by a director and CIO (Mohammed Adham) until resigning on January 30, 2025. At June 30, 2025, there is $nil (2024 - $2,641) of accounts payable to this related party.

During the nine months ended June 30, 2025, the Company paid $310,883 (2024 - $30,513) for consulting and director services provided by the CEO (Leah Wald). At June 30, 2025, there is $nil (2024 - $20,513) of accounts payable to this related party.

During the nine months ended June 30, 2025, the Company paid $238,430 (2024 - $67,500) for consulting services provided by the CFO (Doug Harris). At June 30, 2025, there is $nil (2024 - $nil) of accounts payable to this related party.

During the nine months ended June 30, 2025, the paid $122,813 (2024 - $54,000) for consulting services provided by the CTO (Max Kaplan). At June 30, 2025, there is $nil (2024 - $nil) of accounts payable to this related party. This individual was founder of OrangeFin Ventures, see Intangible Assets (note 6 of the Interim Statement) for details on this acquisition.

During the nine months ended June 30, 2025, the Company paid $58,305 (2024 - $54,000) for consulting services provided by the Chief Economist (Jon Matonis). At June 30, 2025, there is $nil (2024 - $nil) of accounts payable to this related party.

During the nine months ended June 30, 2025, the Company paid $23,996 (2024 - $nil) in consulting services to the Operations Director (Andrew McDonald). At June 30, 2025, there is $nil (2024 - $nil) of accounts payable to this related party.

During the nine months ended June 30, 2025, $97,540 (2024 - $20,741) was charged for legal services by a firm (Irwin Lowy LLP) of which the corporate secretary of the Company is an associate (Carly Burk). At June 30, 2025, there is $nil of accounts payable to this related party (2024 - $6,560).

During the nine months ended June 30, 2025, the Company paid $58,305 (2024 - $54,000) for consulting services provided by the Chief Economist (Jon Matonis). At June 30, 2025, there is $nil (2024 - $nil) of accounts payable to this related party.

During the nine months ended June 30, 2025, the Company paid $23,996 (2024 - $nil) in consulting services to the Operations Director (Andrew McDonald). At June 30, 2025, there is $nil (2024 - $nil) of accounts payable to this related party.

During the nine months ended June 30, 2025, $97,540 (2024 $20,741) was charged for legal services by a firm (Irwin Lowy LLP) of which the corporate secretary of the Company is an associate (Carly Burk). At June 30, 2025, there is $nil of accounts payable to this related party (2024 - $6,560).

Key Management Compensation

Key management includes the related parties noted above. The compensation paid to key management is shown below:

Nine months ended June 30,	2025	2024
Consulting fees	$812,183	$294,654
Director fees	44,000	25,000
Stock-based compensation	1,853,636	81,834
	$2,707,596	$401,488

At June 30, 2025, included in accounts payable and accrued liabilities is $nil (2024 - $59,714) owed to related parties.

FAIR VALUE

The fair value of the Company's cash and cash equivalents are not materially different from the carrying values given the short-term nature.

Recurring fair value measurements (financial and non-financial assets)

(i) Fair value hierarchy

The Company records certain financial instruments or assets on a recurring fair value basis as follows:

Recurring fair value measurements - June 30, 2025	Level 1	Level 2	Level 3
Financial assets at fair value through FVTPL
Equity investment	$-	$-	$685,662
Financial liabilities at fair value through FVTPL
Warrant liability			9,694,612
Future share issuance derivative			5,281,920
Non financial assets at fair value through other comprehensive income
Cryptocurrencies	-	90,245,205	-
	$-	$90,245,205	$15,662,194

Recurring fair value measurements - September 30, 2024	Level 1	Level 2	Level 3
Financial assets at fair value through FVTPL
Equity investment	$-	$442	$1,513,331
Non financial assets at fair value through other comprehensive income
Cryptocurrencies	-	25,575,512	-
	$-	$25,575,954	$1,513,331

The Company defines its fair value hierarchy as follows:

Level 1: The fair value of financial instruments traded in active markets (such as publicly traded equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1.

Level 2: The fair value of financial instruments that are not traded in an active market (e.g., other public markets) is determined using valuation techniques that maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

The Company exercised significant due diligence and judgement and determined that this presence and availability of this market was the most advantageous market and utilized the pricing available in the market as an estimate of the fair value of the investment. In addition, The Company's cryptocurrencies, convertible loan, and assets held as collateral are classified as Level 2 determined by taking the price from www.coinmarketcap.com as of 24:00 UTC.

Management has concluded that an active market exists for Solana and other crypto assets to which the revaluation model has been applied. This conclusion is based on the availability of quoted prices in accessible markets with sufficient trading volume and liquidity. The Company will continue to evaluate whether active markets exist for these assets at each reporting date and disclose any changes prospectively.

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

(ii) Valuation techniques used to determine fair values:

Specific valuation techniques used to fair value financial instruments, specifically those that are not quoted in an active market. These are development stage companies, as such the Company utilized a market approach:

a)	The use of quoted market prices in active or other public markets

b)	The use of most recent transactions of similar instruments

c)	Changes in expected technical milestones of the investee

d)	Changes in management, strategy, litigation matters or other internal matters

e)	Significant changes in the results of the investee compared with the budget, plan, or milestone

f)	Black-Scholes option pricing model

(iii) Transfers between levels 2 and 3

There were no transfers between levels 2 and 3 during the nine months ended June 30, 2025 and the year ended September 30, 2024.

(iv) Valuation inputs and relationships to fair value

The following table summarizes the quantitative information about the significant unobservable inputs used in the level 3 fair value measurements (see above for valuation techniques adopted):

			Unobservable
	Fair Value		Inputs	Range of Inputs
	June 30,	September 30,	June 30,	June 30,
Description	2025	2024	2025	2025
Investments	$685,662	$1,513,331	(a) and (b)	N/A
Warrant liability	$9,694,612	-	(f)	N/A
Future share issuance derivative	$5,281,920	-	(f)	N/A

(vi) Valuation processes

The Investment Committee includes a team that performs the valuations of all items required for financial reporting purposes, including level 3 fair values. This team collaborates with the chief financial officer (“CFO”) at least once every three months which is in-line with the Company's reporting requirements. The main Level 3 inputs derived and evaluated by the Company’s team are the timeline for expected milestones and assessment of the technical matter relating to the technology.

The independent valuators utilized a variety of approaches and assumptions, including but not limited to:

-	Income, comparable market multiples, precedent transactions, and cost approach
-	Forecast revenue, expenses, and profitability
-	Income tax
-	Capex
-	Discount rates
-	Residual value
-	Volatility of underlying asset
-	Risk free rate of interest
-	Value of strategic coin reserves, if any
-	Weighting of various valuation approaches
-	Timing of liquidity date, if any

(vii) Active Market Considerations

In applying the revaluation model to its digital assets, management has determined that an active market exists for (“SOL”) and other crypto assets measured at fair value. An active market is one in which quoted prices are readily and regularly available from an exchange, dealer, broker, or pricing service, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. Management considers trading volumes, liquidity, and the availability of reliable pricing data in reaching its conclusion. The Company will continue to evaluate whether active markets exist for these assets at each reporting date and will disclose any changes prospectively.

The Company performed a sensitivity analysis on the carrying value of its Level 3 assets at June 30, 2025 and noted that a 20% decrease would result in a $137,132 decrease in fair value.

FINANCIAL RISK FACTORS

Capital Management

The Company manages and adjusts its capital structure, based on the funds available to the Company, in order to support the investment in cryptocurrencies and blockchain companies. The Board of Directors does not establish quantitative return on capital criteria for management but rather relies on the expertise of the Company's management to sustain future development of the business. The Company considers capital to be its capital stock, warrant, and stock option components of shareholders' equity.

To effectively manage the Company's capital requirements, the management has in place a planning, budgeting, and forecasting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company ensures that there are sufficient working capital and planned future capital raises to meet its short-term business requirements, taking into account its anticipated cash flow from operations and its holding of cash and short-term investments.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the nine months ended June 30, 2025.

Safeguarding of Cryptocurrency Assets

The Company retains one third-party custodian (the “Custodian”) to safeguard its cryptocurrency assets; Coinbase Custody Trust Company, LLC (“Coinbase”) to hold the Company’s Solana, Sui, and other cryptocurrency assets. The Custodian is only responsible for holding and safeguarding the Company’s cryptocurrency assets and has not appointed a sub-custodian to hold certain cryptocurrency assets.

Coinbase, located at 200 Park Avenue South, Suite 1208, New York, NY 10003, is regulated by the New York Department of Financial Services (NYDFS) and operates as an independently capitalized entity. Coinbase is a fiduciary under § 100 of the New York Banking Law and is licensed to custody its clients’ digital assets in trust on their behalf. As a New York state-chartered trust, Coinbase is held to the same fiduciary standards as national banks and is a qualified custodian for purposes of § 206(4)-2(d)(6) of the Advisers Act, commonly called the custody role.

The Company is not aware of anything with regards to the Coinbase’s operations that would adversely affect the Company's operations and there are no known security breaches or other similar incidents involving the custodian as a result of which the Company's cryptocurrency assets have been lost or stolen. Coinbase held 100% of the Company’s bitcoin holdings and carries an annually renewed commercial crime policy, with Coinbase Global Inc., Coinbase’s parent company, as the named insured. In the event of a bankruptcy or insolvency the Company will enforce its rights under the Custodial Services Agreement through Arbitration under the laws of the State of New York, and will be in contact with Coinbase's Regulator, the New York State Department of Financial Services, as well as Coinbase's named insurer.

The due diligence the Company performed on Coinbase included confirmation that an annual SOC 1 audit report pertaining to internal controls over financial reporting, as well as an annual SOC 2 audit report pertaining to controls related to operations and compliance were completed by Coinbase, a review of negative news related to Coinbase, and a review of online training and tutorials offered by Coinbase.

The Company utilizes the third-party trading platform, Wintermute Asia Pte. Ltd. (“Wintermute”) as an OTC desk for derivatives. Wintermute Trading Ltd (registered company number 10882520) and Wintermute Asia Pte. Ltd. (registered company number 202108542H) are proprietary trading firms providing liquidity in various crypto assets and, in the case of Wintermute Asia Pte. Ltd, certain derivatives referencing crypto assets. Wintermute Trading Limited is registered with the Financial Conduct Authority ("FCA") as a Cryptoasset firm and complies with the Money Laundering, Terrorist Financing and Transfer for Funds (Information on the Payer) Regulations 2017 as amended. The Company uses Wintermute for is OTC derivative trading desk. The Company is not aware of anything with regards to Wintermute’s operations that would adversely affect their ability to obtain an unqualified audit opinion on its audited financial statements. Wintermute is not related to the Company.

The Company utilizes the third-party trading platform, Zerocap as an OTC desk for derivatives. Zerocap (registered company number 100635539) is a proprietary trading firm providing liquidity in various crypto assets and certain derivatives referencing crypto assets. Zerocap is registered with the Australian Transaction Reports and Analysis Centre ("AUSTRAC") as a Digital Currency Exchange (“DCE”) and complies with the Money Laundering, Terrorist Financing and Transfer for Funds (Information on the Payer) Regulations. The Company uses Zerocap for its OTC derivative trading desk. The Company is not aware of anything with regards to Zerocap’s operations that would adversely affect their ability to obtain an unqualified audit opinion on its audited financial statements. Zerocap is not related to the Company.

The Company utilizes the third-party trading platform, STS Digital Ltd. (“STS Digital”) as an OTC desk for derivatives. STS Digital (registered in Bermuda at 2 Reid Street, Hamilton HM 11) is a proprietary trading firm providing liquidity in various crypto assets and certain derivatives referencing crypto assets. STS Digital is licensed and regulated by the Bermuda Monetary Authority as a Class T Digital Asset Business under the Digital Asset Business Act 2018, authorizing services such as digital asset exchange operations, custodial wallet services, digital asset derivatives trading, and vendor services. As part of this license, STS Digital is required to adhere to Bermuda’s anti-money laundering and counter-terrorist financing regulations. The Company uses STS Digital for its OTC derivative trading desk. The Company is not aware of anything regarding STS Digital’s operations that would adversely affect its ability to obtain an unqualified audit opinion on its audited financial statements. STS Digital is not related to the Company.

Risk Disclosures

Exposure to credit, interest rate, cryptocurrency, and currency related risks arises in the normal course of the Company’s business.

Credit Risk

Credit risk is the risk that a counterparty to a financial instrument will fail to discharge an obligation or commitment that it has entered into, causing the other party to incur a financial loss. The Company limits its credit risk by placing its cash with high credit quality financial institutions and with cryptocurrency exchanges on which the Company has performed internal due diligence procedures. The Company deems these procedures necessary as some exchanges are unregulated and not subject to regulatory oversight. Furthermore, cryptocurrency exchanges engage in the practice of commingling their clients’ assets in exchange wallets. When cryptoassets are commingled, transactions are not recorded on the applicable blockchain ledger but are only recorded by the exchange. Therefore, there is risk around the occurrence of transactions, or the existence of period end balances represented by exchanges.

As at June 30, 2025, the Company holds $3.1 million in cash and cash equivalents with majority with high credit quality financial institutions (September 30, 2024 - $1.8 million). The Company's due diligence procedures around exchanges and custodians utilized throughout the period include, but are not limited to, internal control procedures around on-boarding new exchanges or custodians which includes review of the exchanges or custodians anti-money laundering (“AML”) and know-your-client (“KYC”) policies by the Company’s chief investment officer, constant review of market information specifically regarding the exchanges or custodians security and solvency risk, setting balance limits for each exchange account based on risk exposure thresholds and preparing weekly asset management reports to ensure limits are being followed and having a fail-over plan to move cash and cryptocurrencies held on an exchange or with a custodian in instances where risk exposure significantly changes.

There is no significant credit risk with respect of receivables.

Interest Rate Risk

The Company is exposed to interest rate risk on its outstanding debt; however, all borrowings as at June 30, 2025, bear fixed interest rates. As such, the Company is not exposed to fluctuations in market interest rates on its existing debt obligations.

Cryptocurrencies Risk

Cryptocurrencies are measured at fair value less cost to sell. Cryptocurrency prices are affected by various forces including global supply and demand, interest rates, exchanges rates, inflation or deflation and political and economic conditions. Further, cryptocurrencies have no underlying backing or contracts to enforce recovery of invested amounts. The profitability of the Company is related to the current and future market price of cryptocurrencies, mainly Solana; in addition, the Company may not be able to liquidate its cryptocurrencies at its desired price if necessary. Investing in cryptocurrencies is speculative, prices are volatile, and market movements are difficult to predict. Supply and demand for such currencies change rapidly and are affected by a variety of factors, including regulation and general economic trends.

Cryptocurrencies have a limited history; their fair values have historically been volatile, and the value of cryptocurrencies held by the Company could decline rapidly. A decline in the market prices of cryptocurrencies could negatively impact the Company's future operations. Historical performance of cryptocurrencies is not indicative of their future performance.

Many cryptocurrency networks are online end-user-to-end-user networks that host a public transaction ledger (blockchain) and the source code that comprises the basis for the cryptographic and algorithmic protocols governing such networks. In many cryptocurrency transactions, the recipient or the buyer must provide its public key, which serves as an address for a digital wallet, to the seller. In the data packets distributed from cryptocurrency software programs to confirm transaction activity, each party to the transaction user must sign transactions with a data code derived from entering the private key into a hashing algorithm, which signature serves as validation that the transaction has been authorized by the owner of the cryptocurrency. This process is vulnerable to hacking and malware and could lead to theft of the Company’s digital wallets and the loss of the Company’s cryptocurrency.

Cryptocurrencies are loosely regulated and there is no central marketplace for exchange. Supply is determined by a computer code, not a central bank. Additionally, exchanges may suffer from operational issues, such as delayed execution, which could have an adverse effect on the Company.

The cryptocurrency exchanges on which the Company may trade on are relatively new and, in many cases, largely unregulated, and therefore may be more exposed to fraud and failure than regulated exchanges for other assets. Any financial, security, or operational difficulties experienced by such exchanges may result in an inability of the Company to recover money or cryptocurrencies being held on the exchange. Further, the Company may be unable to recover cryptocurrencies awaiting transmission into or out of the exchange, all of which could adversely affect an investment of the Company. Additionally, to the extent that the digital asset exchanges representing a substantial portion of the volume in digital asset trading are involved in fraud or experience security failures or other operational issues, such digital asset exchanges' failures may result in loss or less favorable prices of cryptocurrencies, or may adversely affect the Company, its operations, and its investments.

Furthermore, crypto-exchanges engage in commingling their client's assets in exchange wallets. When crypto-assets are commingled transactions are not recorded on the applicable blockchain ledger but are only recorded by the exchange. Therefore, there is a risk around the occurrence of transactions or existence of period end balances represented by exchanges.

Loss of access risk

The loss of access to the private keys associated with the Company's cryptocurrency holdings may be irreversible and could adversely affect an investment. Cryptocurrencies are controllable only by an individual that posses both the unique public key and private key or keys relating to the "digital wallet" in which the cryptocurrency is held. To the extent a private key is lost, destroyed, or otherwise compromised and no backup is accessible the Company may be unable to access the cryptocurrency.

Irrevocability of transactions

Cryptocurrency transactions are irrevocable and stolen or incorrectly transferred cryptocurrencies may be irretrievable. Once a transaction has been verified and recorded in a block that is added to the blockchain, an incorrect transfer or theft generally will not be reversible, and the Company may not be capable of seeking compensation.

Hard fork and air drop risks

Hard forks may occur for a variety of reasons including, but not limited to, disputes over proposed changes to the protocol, significant security breach, or an unanticipated software flaw in the multiple versions of otherwise compatible software. In the event of a hard fork in a cryptocurrency held by the Company, it is expected that the Company would hold an equivalent amount of the old and new cryptocurrency following the hard fork.

Air drops occur when the promoters of a new cryptocurrency send amounts of the new cryptocurrency to holders of another cryptocurrency that they will be able to claim a certain amount of the new cryptocurrency for free.

The Company may not be able to realize the economic benefit of a hard fork or air drop, either immediately or ever, for various reasons. For instance, the Company may not have any systems in place to monitor or participate in hard forks or airdrops.

Market Risk

Market risk is the risk that the value of financial instruments will fluctuate as a result of changes in market prices (other than those arising from interest rate risk or foreign currency risk), whether caused by factors specific to an individual investment, its issuer, or all factors affecting all instruments traded in a market or market segment. All investments present a risk of loss of capital. The maximum risk resulting from financial instruments is equivalent to their fair value. The Company’s investments are susceptible to other market risk arising from uncertainties about future prices of the instruments. The Company moderates this risk through the various investment strategies within the parameters of the Company’s investment guidelines.

As at June 30, 2025, management’s estimate of the effect on equity to a +/- 10% change in the market prices of the Company’s investments, with all other variables held constant, is $68,566 (September 30, 2024 - $151,289), and the effect of a +/- 10% change in the market price of the Solana token, with all other variables held constant, is $9,024,521 (September 30, 2024 – $2,557,551).

Foreign Currency Risk

The Company is exposed to foreign currency risk on financial assets and liabilities that are denominated in a currency other than the Canadian dollar. The currencies giving rise to this risk are primarily the U.S. dollar, Australian dollar, and the Euro, the balance of net monetary assets in such currencies as of June 30, 2025, is $21.8 million (September 30, 2024 - $1.8 million). Sensitivity to a plus or minus 10% change in the foreign exchange rates would result in a foreign exchange gain/loss of $2.0 million (September 30, 2024 - $0.2 million).

Liquidity Risk

The Company is exposed to liquidity risk primarily as a result of its trade accounts payable as well as the risk of not being able to liquidate assets at reasonable prices. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at June 30, 2025, the Company had cash and cash equivalents balance of $3.2 million (September 30, 2024 - $1.8 million) to settle accounts payable and accrued liabilities of $1.7 million(September 30, 2024 - $0.2 million). All of the Company's trade accounts payable have contractual maturities of less than 30 days and are subject to normal trade terms.

Active Marekt Risk

The Company’s application of the revaluation model assumes the continued existence of an active market for SOL and other crypto assets (see Fair Value, above). A loss of such active markets could materially affect the Company’s ability to reliably measure fair value.

Concentration Risk

The Company is exposed to concentration risk as the majority of its assets are held in Solana and related validator operations. The value of these assets is highly dependent on the performance, stability, and adoption of the Solana network, as well as broader cryptocurrency market and economic conditions. Any adverse developments, including regulatory changes, security incidents, or network disruptions, could materially impact the Company’s financial position. The Company continuously evaluates its exposure and risk management strategies to mitigate potential adverse effects.

Regulatory Risk

The regulatory environment for digital assets, including Solana, remains uncertain and continues to evolve. Changes in laws, regulations, or enforcement actions in key jurisdictions could impact the Company’s ability to operate validator nodes, stake assets, or transact in Solana. Regulatory developments may also affect the liquidity, valuation, or classification of Solana under applicable financial reporting standards. The Company actively monitors regulatory changes and assesses potential impacts on its operations and financial position.

Solana Governance Risk

Solana’s development and governance are significantly influenced by the Solana Foundation, which plays a key role in protocol upgrades, ecosystem growth, and validator coordination. While Solana operates as a decentralized blockchain, the Solana Foundation’s decision-making authority could impact network stability, economic incentives, or technical direction in ways that may not align with the interests of all stakeholders. Any material changes initiated by the Solana Foundation, including governance proposals, tokenomics adjustments, or network upgrades, could affect the Company’s validator operations and the value of its Solana and Solana-related assets. The Company continues to monitor governance developments and assess potential risks to its operations.

On March 6, 2025, Solana validators and stakeholders commenced voting on governance proposals SIMD-0228 and SIMD-0123. SIMD-0228 proposed introducing a dynamic token emission model that would have adjusted Solana’s inflation rate based on staking participation, potentially reducing annual inflation from 4.5% to as low as 0.87%. However, the proposal did not reach the required supermajority and was rejected. SIMD-0123, which proposed a mechanism allowing validator operators to share priority fees with their stakers, was approved. The Company is evaluating the implications of these outcomes and will adjust its validator operations as necessary to maintain efficiency and competitiveness.

Other Risk Factors

Risks which the Company is not aware of or which the Company currently deems to be immaterial may surface and have a material adverse impact on the Company’s business income and financial condition. Exposure to credit, interest rate, cryptocurrency, and currency risks arises in the normal course of the Company’s business.

SUBSEQUENT EVENTS

On August 5, 2025, the Company consolidated its issued and outstanding common shares on the basis of one (1) new Common Share for every eight (8) existing Common Shares, subject to rounding adjustments. Following the consolidation, the number of issued and outstanding Common Shares was reduced from 176,696,312 to 22,087,035. The consolidation also resulted in proportional adjustments to outstanding stock options, warrants, and convertible securities. There was no change to the Company’s name or trading symbols.

On October 1, 2025, Company completed a private placement 4,380,000 units of the Company (the "Units") at a price of C$6.85 per Unit for gross proceeds of C$30,003,000 pursuant to the listed issuer financing exemption under Part 5A of National Instrument 45-106 - Prospectus Exemptions (the "LIFE Offering"). Each Unit consists of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder to purchase one Common Share at an exercise price of C$8.90 for a period of 36 months following closing.

On October 14, 2025, announced the purchase of 88,433 SOL tokens from the proceeds of its LIFE Offering, at an average price of USD$193.93 per SOL. The purchase includes approximately 79,000 locked SOL tokens acquired from the Solana Foundation at a 15% discount and the purchase of spot SOL tokens in the open market.

From July 1, 2025 to the date hereof, the Company issued 5,849,191 common shares, 4,380,000 pursuant to the Life Offering, 1,193,566 pursuant to debt conversions, 254,062 pursuant to the exercise of options, and 21,563 pursuant to the payment of debenture interest in common shares.

OTHER INFORMATION

This management’s discussion and analysis of the financial position and results of operation as at June 30, 2025, should be read in conjunction with the Company’s interim unaudited condensed financial statements for the nine months ended June 30, 2025 and 2024, and Company’s the financial statements for the year ended September 30, 2024 and 2023. Additional information can be accessed through the Company’s public filings under the Company’s SEDAR+ profile at www.sedarplus.ca.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

The Company’s financial statements are the responsibility of the Company’s management and have been approved by the Board of Directors. The financial statements were prepared by the Company’s management in accordance with IFRS. The financial statements include certain amounts based on the use of estimates and assumptions. Management has established these amounts in a reasonable manner, in order to ensure that the financial statements are presented fairly in all material respects.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company, under the supervision of the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material information related to the Company is made known to the Company’s certifying officers. The Company’s Chief Executive Officer and Chief Financial Officer believe that the Company’s disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized, and reported within the times specified. Management regularly reviews the Company’s disclosure controls and procedures; however, they cannot provide an absolute level of assurance because of the inherent limitations in cost effective control systems to prevent or detect all misstatements due to error or fraud.

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The design of any system of controls and procedures is based, in part, upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

“Michael Hubbard”

Chief Executive Officer

November 14, 2025